UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
7638517, Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Evogene Ltd. (the “Registrant” or the “Company”) hereby announces that, excluding the resolution with respect to grant of options to our CEO, which was rejected, the shareholders of the Company approved all the proposals brought before the annual general meeting of shareholders held on June 13, 2024 (following a one-week adjournment from the original meeting date) (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (“SEC”), on April 30, 2024, and sent in connection with the Meeting.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is incorporated by reference in the registration statements on Form F-3 (SEC File No. 333-277565), and Form S-8 (SEC File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of the Company, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2024	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer